FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission–“CNV”), dated September 8, 2008, regarding legal proceeding.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, September 8, 2008

Mr. Chairman of the

Comisión Nacional de Valores

Dr. Eduardo Hecker

RE.: Art 23 of the CNV Rules–“Notice of Demand”.

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), I hereby inform you that on September 5th, 2008, the Company received a notice of demand to nullify the decision at the Shareholders’ Meeting recorded as “Werthein, Gerardo c/Telecom Argentina S.A s/ordinary”, legal proceeding initiated before the Commercial Court N° 16–Secretariat No. 32.

The proposal for the nullity of the decision refers to the resolution of the Shareholders’ Meeting celebrated on April 29th, 2008 which did not approve Mr. Gerardo Werthein’s administration as director of Telecom Argentina during the nineteenth fiscal year.

Telecom Argentina will file its response to the action promoted in the appropriate time and form.

Yours sincerely,

Enrique Garrido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 10, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors